Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

November 7, 2019

VIA EDGAR TRANSMISSION

Office of Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:    Gores Holdings IV, Inc.

Draft Registration Statement on Form S-1

Submitted July 31, 2019

CIK No. 0001783398

Ladies and Gentlemen:

On behalf of our client, Gores Holdings IV, Inc. a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 23, 2019, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001783398) confidentially submitted with the Commission on July 31, 2019 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR amendment no. 1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 1, including copies marked to show the changes from the version confidentially submitted on July 31, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

Our Acquisition Process, page 8

1.

We note your statement on page 8, paragraph 2, that “any such companies, including Gores Holdings III and Gores Metropoulos, may present additional conflicts of interest in pursuing an acquisition target.” Please revise the following sentence to provide the basis for your subsequent statement that you “do not believe that any potential conflicts would materially affect [y]our ability to complete [y]our initial business combination.”

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 9, 30, 31, 32, 33, 55, 56, 90, 91, 123 and 124 accordingly.

Securities and Exchange Commission

November 7, 2019

2.

Prominently disclose that your amended and restated certificate of incorporation will provide that you renounce your interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person soley in his or her capacity as a director or officer of your company and such opportunity is one you are legally and contractually permitted to undertake and would otherwise be reasonable for you to pursue. Further explain the business purpose for your surrender of corporate opportunities and the ways in which these waivers could have a negative impact on your ability to complete your initial business combination.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 30, 31, 56, 90 and 123 accordingly.

3.	Please discuss what procedures you will have in place to vet conflicts of interest in pursuing an acquisition target.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 9, 31, 55, 90 and 123 accordingly.

4.

Include a chart highlighting by name and position, your officers and directors, who have existing fiduciary or contractual obligations to present corporate opportunities to specific entities before such corporate opportunities may be presented to you.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 and 126 accordingly.

5.	Disclose the fiduciary duties and contractual obligations your officers and directors have to you.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 accordingly.

6.

Explain why your management team and your independent directors may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate your initial business combinations vis-a-vis their founder shares and/or private placement warrants.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 31, 90 and 123 accordingly.

*    *    *    *    *

Securities and Exchange Commission

November 7, 2019

Please contact the undersigned at (212) 310-8849 if you have any questions or need further information.

Sincerely yours,

/s/ Heather Emmel
Heather Emmel

cc:     Alec Gores

Chairman

Gores Holdings IV, Inc.

Robert Shapiro, Staff Accountant

Robert S. Littlepage, Accounting Branch Chief

Paul Fischer, Staff Attorney

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Paul D. Tropp, Esq.

Ropes & Gray LLP

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